Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

June 9, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Duc Dang, Staff Attorney, Division of Corporation Finance

Re:	Media Sentiment, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed February 28, 2008 File No. 333-144101
____________________________________________________________________

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of May 16, 2008, by Michael McTiernan, Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Amendment No. 5 to Registration Statement on Form S-1 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Sixth Amended Registration Statement on Form S-1 (the “Sixth Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
We note your response to comment 1 of our letter dated April 23, 2008.  We continue to believe that the absence of any investment intent by the shareholders in the distribution and the purpose of the aggregate transactions indicate that the recipients of the shares will be acting as statutory underwriters.  Please revise your disclosure accordingly.

In response to this comment, the company’s revised its disclosure in the Sixth Amended S-1 to indicate that the April 20 shareholders are acting as underwriters.

2.
We note your response to comment 2 and reissue the comment.  Please describe in detail the purpose of the debenture transaction.  Please confirm to us if the debenture referenced on page 4 is the same as the debenture disclosed on page F-17.  In addition, we are not able to locate your response to the second part of comment 2 requesting disclosure of when the stock dividend was declared.  Please revise to clarify.

In response to this comment, the purpose of the debenture transaction was to infuse money into the company to assist the company reorganize its capital structure in an effort to make it more attractive for a business opportunity.  The company, which was a fully owned subsidiary of DBI at the time, was to receive 100% of the proceeds while DBI, the parent company, was to incur the debenture obligations. The debenture is referenced on page 4 and F-18 of the Sixth Amended S-1.  The distribution or dividend was never publicly declared, but was approved by the board of directors and noticed to the NASDAQ on April 9, 2007 to comply with Rule 10b-17.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.
Cane Clark, LLP